UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 18, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Translate Bio, Inc.

File No. 333-225368 - CF#35890

Translate Bio, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 1, 2018, as amended.

Based on representations by Translate Bio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance hasdetermined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 10.20   through June 11, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Acting Chief, Disclosure Management Office